UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6 )

Skyline Champion Corporation
(Name of Issuer)

Common Stock, par value $0.0277 per share
(Title of Class of Securities)
830830105
(CUSIP Number)

Bain Capital Credit Member, LLC
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2000
Attention: Michael Treisman

With a copy to:

Craig Marcus
Zachary Blume
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199
(617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 27, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830830105	SCHEDULE 13D	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS
Bain Capital Credit Member, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 830830105	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Sankaty Champion Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 830830105	SCHEDULE 13D	Page 3 of 4 Pages

1	NAMES OF REPORTING PERSONS
Sankaty Credit Opportunities IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 830830105	SCHEDULE 13D	Page 4 of 4 Pages

1	NAMES OF REPORTING PERSONS
Sankaty Credit Opportunities Investors IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.	Security and Issuer.

This Amendment No. 6 to the statement on Schedule 13D (“Amendment No. 6”) amends the Schedule 13D originally filed by the Reporting Persons on June 11, 2018 (the “Original Schedule 13D”), as further amended on August 7, 2018 (the “Amendment No. 1”), August 14, 2018 (the “Amendment No. 2”), September 25, 2018 (the “Amendment No. 3”), November 30, 2018 (the “Amendment No. 4”) and December 7, 2018 (the “Amendment No. 5”) (collectively, the “Schedule 13D”), regarding the shares of common stock, par value $0.0277 per share (“Common Stock”), of Skyline Champion Corporation (the “Issuer”). The principal executive offices of the Issuer are located at P.O. Box 743, 2520 By-Pass Road, Elkhart, IN 46515.
Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Original Schedule 13D or the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Original Schedule 13D or the Amendments thereto.

This Amendment No. 6 serves as an exit filing for the Reporting Persons as the Reporting Persons no longer beneficially own any of the Issuer’s outstanding Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

After the close of business on February 27, 2019, Sankaty Champion Holdings, LLC and Sankaty Credit Opportunities IV, L.P. and certain other Sponsors and selling shareholders (collectively, the “Selling Shareholders”) entered into an underwriting agreement (the “February 2019 Underwriting Agreement”) with the Issuer and Barclays Capital Inc. (the “Underwriter”), pursuant to which the Underwriter agreed to purchase an aggregate of  10,750,202 shares of Common Stock from the Selling Shareholders at the public offering price of $20.46 per share, less the underwriting discount of $0.248 per share.  Sankaty Credit Opportunities IV, L.P. and Sankaty Champion Holdings, LLC (the “Bain Funds”) sold 1,300,365 and 3,486,766 shares of Common Stock, respectively, pursuant to the February 2019 Underwriting Agreement, which such transaction closed on March 5, 2019.

Lock-up Agreement

In connection with the February 27, 2019 Underwriting Agreement, each of the Selling Shareholders entered into a lock-up agreement (the “February 2019 Lock-up Agreement”) with the Underwriter.  Under the February 2019 Lock-up Agreement, each Selling Shareholder agreed, subject to specified exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock, or securities convertible into or exercisable or exchangeable for shares of Common Stock, for 45 days after the date of the February 2019 Lock-Up Agreement without first obtaining the written consent of the Underwriter.

The summaries of the February 2019 Underwriting Agreement and February 2019 Lock-up Agreement contained in this Item 4 are qualified in their entirety by reference to the February 2019 Underwriting Agreement and the February 2019 Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Investor Rights Agreement

In accordance with the Investor Rights Agreement, as a result of the ownership of each of the Bain Funds falling below 5% of the outstanding shares of Common Stock upon completion of the transactions pursuant to the February 2019 Underwriting Agreement, the Bain Funds will cause their sole designee to the board of directors, Michael Bevacqua, to resign as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 6  is incorporated by reference in its entirety into this Item 5.

By virtue of the Investor Rights Agreement and the Coordination Agreement, the Reporting Persons and the other Sponsors may be deemed to have been members of a “group” (within the meaning of Rule 13d-5 under the Act) . However, the Reporting Persons no longer beneficially own any shares of the Issuer’s outstanding Common Stock and disclaim “group” status within the meaning of Rule 13d-5.  Neither the filing of this Amendment No. 6, nor the filing of the Original Schedule 13D, nor the prior Amendments thereto, shall be deemed an admission that the Reporting Persons and the other Sponsors are, or were, members of any such group.  Each of the other Sponsors has separately filed a Schedule 13D reporting its beneficial ownership of the shares of Common Stock held by it and is separately filing an amendment to its Schedule 13D to report the sale of shares of Common Stock pursuant to the February 2019 Underwriting Agreement.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock, if any, held by each of the other Sponsors.

(c) Except for the sales described in Item 4 above, none of the Reporting Persons has effected any transactions in the shares of Common Stock since the filing of the Amendment No. 5 to the Original Schedule 13D.

(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock on March 5, 2019.  Accordingly, this Amendment No. 6 constitutes an “exit” filing for the Reporting Persons.

Item 6.	Material to be filed as Exhibits.

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

    The information set forth in Item 4 of this Amendment No. 6 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.

99.1.
Underwriting Agreement, dated February 27, 2019, by and among the Issuer, Sankaty Champion Holdings, LLC, Sankaty Credit Opportunities IV, L.P., Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P., CCP Champion Investors, LLC, MAK Champion Investment LLC, MAK-RO Capital Master Fund L.P., and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).

99.2.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 5, 2019
SANKATY CHAMPION HOLDINGS, LLC

By:	Bain Capital Credit Member, LLC, its manager

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors IV, LLC, its general partner

By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President

SANKATY CREDIT OPPORTUNITIES INVESTORS IV, LLC

By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President

BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Andrew S. Viens
	Name:	Andrew S. Viens
	Title:	Executive Vice President